Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, CA 90069

November 5, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Medbox, Inc.
Registration Statement on Form S-1
File No. 333-199162

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Medbox, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-199162), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement, and will file a new registration statement, in connection with comments received from the staff of the Commission. No securities were sold pursuant to the Registration Statement. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Darrin Ocasio of Sichenzia Ross Friedman Ference LLP, at (212) 398-1493.

Thank you for your assistance in this matter.

Sincerely, Medbox, Inc.

By:	/s/ Guy Marsala
Guy Marsala
Chief Executive Officer